UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

ACORN HOLDING CORP.
(Exact Name of Registrant as Specified in Its Charter)

0-27842
(Commission File Number)

Delaware (State of Incorporation)	59-2332857 (I.R.S. Employer Identification No.)

2618 York Avenue
Minden, LA 71055
New York, NY 10022-6030
(Address of Principal Executive Offices)

(318) 382-4574
(Registrant’s Telephone Number, Including Area Code)

ACORN HOLDING CORP.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

ACORN HOLDING CORP. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on June 7, 2005, of the outstanding shares of common stock, $.01 par value, of Acorn Holding Corp., a Delaware corporation (the “Company”), in connection with the change in the majority of the members of the Company’s board of directors contemplated under that certain Stock Purchase and Share Exchange Agreement, dated as of May 27, 2005, by and among Valentec Systems, Inc. (“Valentec Systems”), the Company and the stockholders of Valentec (the “Purchase Agreement”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

PROPOSED CHANGE IN MAJORITY OF DIRECTORS

On June 6, 2005, the acquisition contemplated under the Purchase Agreement was consummated. Pursuant to the terms of the Purchase Agreement, the Company purchased all of the outstanding shares of common stock of Valentec Systems (i.e., 100 shares) in exchange for the issuance by the Company of an aggregate of 5,423,130 newly-issued shares of the Company’s common stock to Global Systems, Inc. and Armament Systems International, Inc., the two sole stockholders of Valentec Systems (“the Valentec Stockholders”) as of such date (the “Change in Ownership Transaction”). The shares of Common Stock are restricted securities that are exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance on the exemption provided by Rule 506 of Regulation D. Following the consummation of the acquisition, the Valentec Stockholders, on an aggregate basis, own approximately 77.47% of the issued and outstanding Common Stock of the Company.

Effective on and as of June 6, 2005, five of the six members of the board of directors of the Company, namely Paula Berliner, George Farley, Ronald J. Manganiello, Stephen A. Ollendorff and Bert Sager resigned, Edward N. Epstein resigned as the Company’s Chief Executive Officer and Larry V. Unterbrink resigned as the Company’s Secretary and Treasurer. Mr. Epstein is the sole remaining member of the Company’s board of directors. Mr. Epstein appointed Robert A. Zummo as President and Chief Executive Officer of the Company effective as of June 6, 2005. In accordance with the terms of the Purchase Agreement, Mr. Epstein intends to appoint Mr. Robert A. Zummo (President and CEO of Global Systems) and Mr. Miko Gilat (President and CEO of Armament Systems) as new members of the Company’s board of directors and to subsequently resign as a board member.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of common stock entitles the holder thereof to one vote. As of June 7, 2005, there were 6,997,072 shares of the Company’s common stock outstanding.

DIRECTORS AND OFFICERS

The following table sets forth the names, positions and ages of the Company’s (i) current executive officers and directors and (ii) executive officers and directors immediately prior to the Change in Ownership Transaction. Currently, the Company’s sole officer is Robert Zummo, its President and Chief Executive Officer, and the Company’s sole director is Edward N. Epstein. In accordance with the terms of the Purchase Agreement, Mr. Epstein intends to appoint Mr. Robert A. Zummo (President and CEO of Global Systems) and Mr. Miko Gilat (President and CEO of Armament Systems) as new members of the Company’s board of directors and to subsequently resign as a board member. Officers are appointed by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by the Company to become a director or executive officer.

Name	Age	Position	Board of Directors Membership

Edward N. Epstein	64	President and Chief Executive Officer (March - June 6, 2005) and Director	1995 - present

Robert A. Zummo		President and Chief Executive Officer (June 6, 2005 - present)

Larry V. Unterbrink	71	Treasurer (February 1990 - June 6, 2005) and Secretary (March 2005 - June 6, 2005)	-

Paula Berliner	61	Director	1990 - June 6, 2005

George Farley	66	Director	2001 - June 6, 2005

Ronald J. Manganiello	55	Director	1997 - June 6, 2005

Stephen A. Ollendorff	66	Director	1983 - June 6, 2005

Bert Sager	79	Director	1983 - June 6, 2005

EDWARD N. EPSTEIN has served as the President and Executive Officer since March 2005 and as a member of the Company’s board of directors since 1995. Prior to that time, he served as the Chief Operating Officer of the Company since November 1995. For more than the past five years, he has been the principal of Edward N. Epstein & Assoc., a consulting firm specializing in corporate structure and management. He has also been, since January 1996, a principal in the merchant banking firm of New Canaan Capital LLC, and since July 1996, a principal of Sylhan LLC, an integrated contract manufacturer specializing in the precision machining of refractory metal parts.

ROBERT A. ZUMMO has been the President and Chief Executive Officer of the Company since June 6, 2005. Mr. Zummo has been a member of the Valentec Systems board of directors since October 2000. Mr. Zummo currently serves as the President and Chief Executive Officer of Valentec Systems, positions that he has held since October 2000. Mr. Zummo is also chairman of the board of directors of Valentec Systems. In 2000, Mr. Zummo sold his shares in the then-parent of Valentec Systems, Safety Components, and purchased Valentec Systems for cash. Previously, Mr. Zummo had conducted a leveraged buyout of Valentec Systems’ predecessor entity, Valentec International, spun off its airbag business, and taken that business public. Prior to joining Valentec in 2000, Mr. Zummo served as Executive Vice President of General Defense, a Maryland based artillery manufacturing company. Prior to that, Mr. Zummo served as Vice President of Program Management of Avco Aerostructures, a wing and stabilizer manufacturing company. Earlier in his career, Mr. Zummo worked as an electronic technician and a program manager with Grumman Aerospace in New York.

LARRY V. UNTERBRINK, served as the Company’s Treasurer since February 1990 and the Company’s Secretary since March 2005. Since July 2003, he has served as President of Gazelle Alliance Ltd., a real estate development firm in Florida. Since November 1986, Mr. Unterbrink has been a principal of Groupe Financier, a publishing and consulting firm specializing in international finance.

PAULA BERLINER served as the Vice President of the Company from June 1992 to December 1998 and as a member of the Company’s board of directors from 1990 to June 6, 2005.

GEORGE FARLEY served as a member of the Company’s board of directors from 2001 to June 6, 2005. He is a retired partner of BDO Seidman and a self-employed certified public accountant and financial consultant since August 1999. Mr. Farley was the Chief Financial Officer of Talk America, Inc. (formerly Talk.com, Inc.) from November 1997 until August 1999 and the Senior Vice President and Chief Financial Officer of Twin County Grocers from September 1995 until October 1997.

RONALD J. MANGANIELLO served as a member of the Company’s board of directors from 1997 to June 6, 2005. He has been a principal in the merchant banking firm of New Canaan Capital LLC, since January 1996. Since July 1996 he has also been a principal of Sylhan LLC.

STEPHEN A. OLLENDORFF served as the Chairman, Chief Executive Officer and Secretary of the Company until March 2005. He held the following various positions with the Company until his resignation in March 2005: Chairman of the Board from November 1995 to December 1998; Chief Executive Officer since September 1992; President from June 1989 until November 1995; Vice President from the Company’s inception until his election as President; and Secretary since the Company’s inception. He is currently of counsel to the law firm of Kirkpatrick & Lockhart Nicholson Graham LLP. Mr. Ollendorff also serves as a director of Artesyn Technologies, Inc. (“Artesyn”), a publicly-traded manufacturer of standardized electronic products, based in Boca Raton, Florida.

BERT SAGER served as Co-Chairman of the Board of the Company from November 1995 to December 1998 and was Chairman from June 1989 to November 1995. He was President of the Company from its inception until June 1989. Mr. Sager has been a private investor for more than five years and has been a practicing attorney since 1949. He is also a director of Artesyn.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company is not a “listed company” under Securities and Exchange Commission (“SEC”) rules and is therefore not required to have an audit committee comprised of independent directors. Nevertheless, until the consummation of the Change in Ownership Transaction, the Company had an audit committee that was comprised of Messrs. Farley, Manganiello, and Sager. The Company’s board of directors had determined that Mr. Farley was the “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Board of Directors had determined that each of the audit committee members was able to read and understand fundamental financial statements and had substantial business experience that resulted in that member’s financial sophistication.

Until the consummation of the Change in Ownership Transaction, the Company also had a standing compensation committee, consisting of the entire board, namely, Messrs. Ollendorff, Epstein, Farley, Manganiello, Sager, and Ms. Berliner. The compensation committee of the board of directors was responsible for determining the compensation of all executive officers of the Company. The Committee’s objectives in its compensation decisions were to establish incentives for the Company’s executive officers to achieve optimal short-term and long-term operating performance for the Company and to link executive and stakeholder interests.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth the compensation awarded by the Company for the fiscal years ended December 31, 2002, 2003, and 2004 to the Company’s named executive officers and directors.

		Annual Compensation(1)			Long-Term Compensation
Name and Principal Position	Year	Salary($)		Bonus($)	Securities Underlying Options(#)

Stephen A. Ollendorff Chairman and Chief Executive Officer	2004 2003 2002	$ $ $	0(2)(3) 0(2)(3) 132,380(3)	-0- -0- -0-	-- -- --

Edward N. Epstein President and Chief Operating Officer	2004 2003 2002	$ $ $	0(2)(3) 98,297(2)(4) 87,043(4)	-0- -0- -0-	-- -- --

(1)	No officer received perquisites which, are in the aggregate, greater than or equal to the lesser of $50,000 or 10% of such officer’s annual salary and bonus.

(2)
Effective September 30, 2003, the executive officers agreed not to accept any further compensation for services rendered after such date, and agreed to accept a cash payment of approximately 15% of such executive’s accrued compensation through September 30, 2003.

(3)
Represents actual cash payments made to Mr. Ollendorff during the fiscal years 2002, 2003 and 2004; however, these cash payments do not include the accrued amounts for the respective period. In fiscal years 2003 and 2004, Mr. Ollendorff waived the cash payment from the Company in payment of all his accrued compensation through.

(4)
Represents actual cash payments made to Mr. Epstein for the fiscal years 2002, 2003 and 2004, but do not include the accrued amounts for the respective periods. In fiscal year 2003, Mr. Epstein received approximately $98,000 in payment of his accrued compensation.

There were no new option grants to any of the Company’s named executive officers during the fiscal year ended December 31, 2004, and no options were exercised by any named executive officers during the fiscal year ended December 31, 2004.

NEW DIRECTORS

In accordance with the terms of the Purchase Agreement, Mr. Epstein intends to appoint Mr. Robert A. Zummo (President and CEO of Global Systems) and Mr. Miko Gilat (President and CEO of Armament Systems) as new members of the Company’s board of directors and to subsequently resign as a board member.

ROBERT A. ZUMMO (information appears above on page 3)

AVRAHAM (MIKO) GILAT has been a member of the Valentec Systems board since 2000. He currently serves as the chair of Soltam Group and Soltam Systems, positions that he has held since 1999. Soltam Systems is one of Israel’s prominent defense companies. In 2000, Mr. Gilat purchased Valentec Systems with Mr. Zummo. He previously served as a director of Mikal Ltd., a holding company for a wide range of commercial activities, and in various positions with Israel Military Industries, including as vice president of marketing and vice president of business development. He also spearheaded U.S. activities for I.M.I. as the first head of the U.S. office, the area marketing director, and an economist. Mr. Gilat served in the I.D.F. as a command and armor corps officer and retired from reserve duty as a major. He received an M.B.A. from New York University and a B.A. in economics from Tel Aviv University.

To the Company’s knowledge, as of June 6, 2005, each of Messrs. Zummo and Gilat beneficially own 2,711,565 shares of Acorn Holding, but none of their affiliates beneficially own any equity securities or rights to acquire any securities of the Company. No such person has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions that have been described herein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We have set forth in the following table certain information regarding our common stock beneficially owned on June 7, 2005 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At June 7, 2005, 6,997,072 shares of our common stock were outstanding.

Name and Address (1)	Beneficially Owned		Percentage of Class
Robert A. Zummo	2,711,565	(2)	38.8%
Global Systems, Inc. 9475 High Meadows Ranch
Durango, CO 81301	2,711,565	(2)	38.8%
Armament Systems International, Inc. 3 Bethesda Metro Center Suite 750
Bethesda, MD 20814	2,711,565		38.8%
Edward N. Epstein	369,690	(3)	5.3%
Estate of Herbert Berman 405 Lexington Avenue
New York, NY 10174	113,440	(4)	1.6%
Bert Sager	107,330	(5)	1.5%
Allen Landers, M.D. 1385 York Avenue
New York, NY 10021	101,520		1.5%
Stephen A. Ollendorff	60,390		*
Ronald J. Manganiello	57,278	(6)	*
Larry V. Unterbrink	39,928		*
Paula Berliner	0		*
George Farley	0		*

All Current directors and executive officers as a group (8 persons)	3,561,141		50.9%

*	Less than 1%

(1)	Unless otherwise indicated, the address of all the Company's directors and executive officers is c/o the Company’s principal executive offices at 2618 York Avenue, Minden, LA 71055.

(2)	Includes 2,711,565 shares of Common Stock held directly by Global Systems, Inc. of which Mr. Zummo is President and CEO. Beneficial ownership of such shares is disclaimed by Mr. Zummo.

(3)	Includes shares owned by Mr. Epstein as trustee for his minor child.

(4)	Excludes shares of Common Stock owned by the adult children of the late Herbert Berman.

(5)	Does not include 80 shares of Common Stock owned by Mr. Sager’s spouse, as sole trustee of a trust formed by Ms. Sager’s mother, as to which Mr. Sager disclaims beneficial ownership.

(6)	Includes shares owned by Mr. Manganiello’s spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Any future transactions between the Company and its officers, directors, employees and affiliates that are outside the scope of the Company's employment relationship with such person will be subject to the approval of a majority of disinterested members of the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s directors, executive officers and persons who own more than 10% of the outstanding common stock of the Company file initial reports of ownership and reports of changes in ownership in such common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. To the knowledge of the Company, based solely on the review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended December 31, 2004, all officers, directors, and 10% stockholders complied with all applicable Section 16(a) filing requirements except one Form 4 report required to be filed by Ms. Berliner, which was subsequently filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Minden, LA on the 30th day of June 2005.

ACORN HOLDING CORP.

By:	/s/ Robert A. Zummo
President and CEO